Exhibit 99.8

NICE Actimize Named Most Innovative Client Onboarding & Lifecycle Management
Platform by 2024 A-Team Innovation Awards

The award highlighted NICE Actimize X-Sight Onboard, its advanced analytics and fully automated workflows

Hoboken, NJ, July 30,  2024 - NICE Actimize, a NICE (NASDAQ: NICE) business was named a category winner as ‘Most innovative Client Onboarding & Lifecycle Management” solution in A-Team Group's 2024 Innovation Awards competition. The winners for these awards were selected by A-Team Group’s editorial team and Innovation Advisory Board made up of key executives in the financial technology space.

The winning solution, NICE Actimize X-Sight Onboard, offers comprehensive onboarding and Client Lifecycle Management (CLM) for regulated institutions. This platform fully automates the client onboarding process to enhance client experience, and ensure regulatory compliance while realizing faster time to revenue.

A prominent international banking and wealth management firm chose NICE Actimize’s X-Sight Onboard to fully automate the onboarding process including integration with its CRM system and data providers.  The result was a 300% increase in team productivity with the time to onboard reduced from weeks, to less than one day.

The platform’s straight-through processing and advanced analytics, fully automated workflows, and enforced regulatory compliance based on client type, product and jurisdiction resulted in accelerated client onboarding times, significantly increased team efficiencies and the elimination of backlogs.

Angela Wilbraham, CEO at A-Team Group, and host of the 4th annual A-Team Innovation Awards 2024 commented, “Many congratulations to NICE Actimize in winning the Most Innovative Client Onboarding and Lifecycle Management Solution award in recognition of their achievement in delivering high levels of innovation to financial institutions. They should be deservedly proud of this accomplishment.”

“A smooth onboarding experience is the lifeblood for any financial institution,” said Craig Costigan, CEO, NICE Actimize. “Comprehensive onboarding impacts growth, draws new customers and drives revenue. We have seen how our automated approach to client onboarding sets the stage for a more efficient process.”

For further information on NICE Actimize’s X-Sight Onboard platform, please click on the link here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.